SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: March 13, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from February 1, 2025 to February 28, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 13, 2025

[This is a translation of the Share Buyback Report for the period from February 1, 2025 to February 28, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 13, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of February 28, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00
Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.
Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

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	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 13, 2025 (Period of Repurchase: February 14, 2025 to May 14, 2025）	30,000,000 (Maximum)		50,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) February 18 February 19 February 20 February 21 February 25 February 26 February 27 February 28	268,100 256,700 186,300 159,100 198,300 196,000 173,200 311,300	1,028,243,800 966,743,000 695,865,700 601,641,200 752,709,200 738,688,300 657,611,400 1,161,423,400
Total	—	1,749,000	6,602,926,000
Total number of shares repurchased as of the end of the reporting month	1,749,000		6,602,926,000
Progress of the repurchase (%)	5.83		13.21

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of February 13, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of February 28, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)

(Date of disposition)

February 3

February 4

February 6

February 7

February 10

February 12

February 13

February 14

February 17

February 18

February 19

February 20

February 21

February 25

February 26

February 27

February 28

134,000 7,000 114,000 84,000 19,500 15,500 351,000 5,500 147,000 1,848,000 287,500 443,000 295,000 567,500 55,500 222,000 124,500

310,031,780

16,195,690

263,758,380

194,348,280

45,116,565

35,861,885

812,098,170

12,725,185

340,109,490

4,275,662,160

665,180,125

1,024,955,810

682,532,650

1,313,007,725

128,408,685

513,634,740

288,051,915

Total	—	4,720,500	10,921,679,235
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) February 13 February 27	30 50	69,410 115,684
Total	—	80	185,094
Total amount	4,720,580		10,921,864,329
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of February 28, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	120,735,795

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